Exhibit 4.31

Addendum to memorandum of agreement
regarding the ECO CITY OF ANGELS

This addendum (the “Addendum”) is entered into on 29 December 2021 between:

(1)	SANTA MONICA MARINE INC. of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 96960 (the’’Sellers”); and

(2)	Norden Asset Management A/S of Strandvejen 52, 2900 Hellerup, Denmark (the “Buyers”).

(together referred to as the “Parties” or in the singular a “Party”).

1	Background
1.1

The Sellers and the Buyers have on 24 November 2021 entered into a memorandum of agreement (as may be amended by any addenda from time to time) (the “MOA”) regarding the sale of the vessel “ECO CITY OF ANGELS” with IMO no. 9877561 (the “Vessel”).

1.2

The Vessel is currently bareboat chartered by the Sellers (as bareboat charterers) from Great Monica Limited (the “Existing Owner”) under a bareboat charter dated 30 September 2019 (as may be amended by any addenda from time to time) (the “Bareboat Charter”).

1.3	The Bareboat Charter includes a purchase option allowing the Sellers to purchase the Vessel from the Existing Owner.

1.4	The Parties wish to change the payment mechanism agreed in the MOA to enable the Buyers to pay the BBC Purchase Price directly to the Existing Owner on behalf of the Sellers.

NOW IT IS HEREBY AGREED as follows:

2	Definitions
2.1	Unless a contrary indication appears, a term defined in the MOA has the same meaning in this Addendum.

3	Purchase Price
3.1	Clause 1 of the MOA shall be amended as follows:

“The Purchase Price is USD 36,500,000 (Thirty Six Million Five hundred Thousand United States Dollars) consisting of USD 27.274.800 (the "BBC Purchase Price") plus USD 9,225,299 (the, “Balance").

The BBC Purchase Price may change depending on the specific date of delivery of the Vessel. In case of any reduction to the BBC Purchase Price compare to the above this reduction will be credited to the Balance.

The final BBC Purchase Price must be confirmed by the Sellers to the Buyer as soon as possible, but in any event no later than five (5) Banking Days prior to the expected date of delivery of the Vessel."

4	Payment
4.1	Clause 3 of the MOA shall be amended as follows:

“On Delivery of the Vessel but not later than three (3) Banking Days after the date that Notice of Readiness has been given in accordance with Clause 5 (Time and place of delivery and notices):

(i)	The Deposit shall be released to the Sellers in accordance with the Comple‐tion Services Agreement and this Agreement; ~~and~~

(ii)	The BBC Purchase Trice shall be paid in full free, of bank charges to the Existing Owners’ Account in accordance with the Completion Services Agreement: and

(iii)

The Balance ~~of the Purchase Price~~ and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be paid in full free of bank charges to the Sellers' Account in accordance with the Completion Services Agreement.

The Buyers shall lodge the Balance and all other sums payable on delivery in the Account of the Deposit Holder within three (3) Banking Days prior to the ex‐pected date of delivery of the Vessel. The release of the Deposit, the. BBC Purchase Price, and Balance ~~of the Purchase Price~~ by the Deposit Holder shall be in accordance with the written release instructions executed jointly (in the case of the Deposit) and by the Buyers only (in the case of the BBC Purchase Price and the Balance ~~Purchase Price~~) in either case in an acceptable format to the Deposit Holder.

The Deposit Holder to provide in advance of the closing meeting drafts of the release instructions for Sellers and Buyers' review (if required)."

5	Guaranteed transfer
5.1	Upon payment of the BBC Purchase Price by the Buyers to the Existing Owners, the Sellers and Top Ships Inc (the "Guarantor") hereby guarantee the successful transfer of the Vessel to the Buyers.

5.2

The Sellers and the Guarantor shall be liable to the Buyers for any and all costs and losses the Buyers may have as a result of the Vessel not being successfully transferred to the Buyers no later than on the day of the Buyers' transfer of the BBC Purchase Price to the Existing Owners.

6	Miscellaneous
6.1

The provisions of the MOA shall, save as amended by this Addendum, be read and construed as one document with the Addendum and will, except as amended and supplemented by this Addendum, be deemed to continue in full force and effect.

6.2	This Addendum may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

6.3	This Addendum shall become effective immediately upon full execution by the parties to it.

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IN WITNESS WHEREOF, the Sellers, the Buyers, and the Guarantor have caused this Ad‐dendum to be duly executed by their authorized officers.

For and on behalf of SANTA MONICA MARINE INC.

/s/ Alexandros Tsirikos

Name: Alexandros Tsirikos

Title: Director

For and on behalf of TOP SHIPS INC.

/s/ Alexandros Tsirikos

Name: Alexandros Tsirikos

Title: Director

For and on behalf of Norden Asset Management A/S

/s/ Henrik Lykkegaard Madsen

Name: Henrik Lykkegaard Madsen

Title: Chief Executive Officer and Director